                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    3     )*
                                          ---------

                              ERLY INDUSTRIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    26883910
           -----------------------------------------------------------
                                 (CUSIP Number)

Michael L. Tenzer
11400 West Olympic Boulevard, Suite 1040
Los Angeles, California 90064              Tel: (310) 820-6000
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  January 7, 1997
           -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 26883910                                        Page  2  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     KINGWOOD LAKES SOUTH, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  / /
     OF A GROUP*                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
        N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               276,666 SHARES
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER

                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  276,666 SHARES
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       276,666 SHARES
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
       PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPOSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 26883910                                        Page  3  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TENZER COMPANY, INC.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  / /
     OF A GROUP*                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
        N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware corporation
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  276,666 SHARES
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  276,666 SHARES
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       276,666 SHARES
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
       CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPOSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 26993910                                        Page  4  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     MICHAEL L. TENZER
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  / /
     OF A GROUP*                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
        N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  276,666 SHARES
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  276,666 SHARES
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       276,666 SHARES
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPOSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

     This Statement relates to the Schedule 13D (the "Schedule 13D") filed by Kingwood Lakes South, L.P., Tenzer Company, Inc. and Michael L. Tenzer with regard to beneficial ownership of common stock, par value $1.00 per share (the "Common Stock") of ERLY Industries, Inc. (the "Company") and constitutes Amendment No. 3 thereto. Terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) is hereby amended and restated to read in its entirety as follows:

     As of the date hereof, the Limited Partnership beneficially owns 276,666 shares of the Common Stock, constituting 5.8% of the 4,739,180 shares of Common Stock outstanding as reported by the Company in its Form 10-Q for the quarter ended September 30, 1996. The General Partner, which controls the Limited Partnership, and Mr. Tenzer, who controls the General Partner, also may be deemed to have beneficial ownership of these Shares.

     Ms. May beneficially owns 57 shares of Common Stock, all of which are held in an individual retirement account in Ms. May's name.

     Item 5(c) is hereby amended by adding the following:

     In September 1996, the Company paid a 10% stock dividend on its shares of Common Stock. As a result of the stock dividend, Mr. Murphy received 38,333 shares of the Company's Common Stock with respect to the 383,333 shares of Common Stock that originally had been pledged to the Limited Partnership pursuant to the Security Agreement (as adjusted to include the 50,000 shares received as a stock dividend in September 1995). The Security Agreement grants the Limited Partnership a security interest in such shares and accordingly the share ownership of the Limited Partnership as described in Item 5(a) includes such shares. However, as of the date hereof, Mr. Murphy has not delivered the certificate(s) representing any of the shares received as a stock dividend, nor any stock powers with respect thereto, to the Limited Partnership, although the Limited Partnership has requested delivery of such certificate(s) and stock powers.

     The Limited Partnership engaged in the following sales of Shares during the past sixty days, all of which took place on the NASDAQ National Market System in brokerage transactions:

                          Number of
          Date            Shares Sold    Price*
          ----            -----------    ------

     December 19, 1996      1,000        $7.625
     December 19, 1996      2,000        $7.625
     January 7, 1997      142,000        $6.875

*  Exclusive of brokerage commissions.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    KINGWOOD LAKES SOUTH, L.P., a
                                    Texas Limited Partnership

                                    By: TENZER COMPANY, INC., a
                                        Delaware corporation, as General Partner


   January 8, 1997                  By:  /s/ Michael L. Tenzer
---------------------------             ----------------------------
Date                                     Michael L. Tenzer
                                         Title: President

                                    TENZER COMPANY, INC., a Delaware
                                    corporation


   January 8, 1997                  By:  /s/ Michael L. Tenzer
---------------------------             ----------------------------
Date                                     Michael L. Tenzer
                                         Title: President

                                    MICHAEL L. TENZER


   January 8, 1997                      /s/ Michael L. Tenzer
---------------------------         --------------------------------
Date                                    Michael L.Tenzer